UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Item

1.                                   Telecom Argentina S.A. announces consolidated results for the annual period (“FY19”) and fourth quarter for fiscal year 2019 (“4Q19”).

Market Cap P$403.8 billion

March 9, 2020

Contacts:

Solange Barthe Dennin

(54 11) 4968-3752

Telecom Argentina S.A.

announces consolidated results for the annual period (“FY19”) and fourth quarter for fiscal year 2019 (“4Q19”)*

Note: For the figures included in their FFSS, the Company has accounted for the effects of inflation adjustment adopted by Resolution 777/18 of the Comisión Nacional de Valores (“CNV”), which establishes that the restatement will be applied to the annual financial statements, for intermediate and special periods ended as of December 31, 2018 inclusive. Accordingly, the reported figures corresponding to FY19 include the effects of the adoption of inflationary accounting in accordance with IAS 29. Finally, comments related to variations of results of FY19 and vs. FY18 mentioned in this press release correspond to “figures restated by inflation” or “constant”. Moreover, Table 3 contemplates information broken down by segment for fiscal years ended as of December 31 of 2019 and 2018 as analyzed by the Executive Committee and the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values). For further details, please refer to the titles of the financial tables beginning from page 14.

■                For comparative purposes, it is important to highlight that the results restated for inflation corresponding to December 2018 contain the effect of year over year inflation as of December 2019, which reaches 53.8%.

■                Consolidated Revenues of Telecom Argentina amounted to P$237,024 million in FY19, of which Service Revenues totaled P$222,586 million. During 4Q19 and in a context of inflationary acceleration, Telecom Argentina was able to maintain its Service Revenues in real terms when compared with the same quarter of the previous year (which increased 0.4% in real terms in 4Q19 vs. 4Q18), not only due to a sustained demand for higher value services but also for convergent products. Additionally, this had a positive impact over the ARPUs in real terms, reducing the year over year gap with inflation during 4Q19.

■                Mobile clients in Argentina reached 19.1 million in FY19, increasing in more than 700 thousand vs. FY18. In turn, cable TV subscribers and broadband accesses totaled 3.5 million and 4.1 million, respectively, remaining relatively stable. In this sense, the Company reaffirmed its leadership in mobile portability during the year, as well as in high quality broadband and video and content platforms.

■                Operating Income before Depreciation and Amortization amounted to P$77,084 million in FY19, 32.5% of Consolidated Revenues. The decrease in real terms experienced by the Operating income before Depreciation and Amortization reflects essentially different adjustment dynamics over time between costs and price increases, although the aforementioned interannual decrease has been diminishing along the year.

■                The Company registered an Ordinary income before income tax of P$10,282 million in FY19, improving +147.8% vs. FY18, mainly reflecting lower net losses from FX results measured in real terms. Meanwhile, the Company registered a Net Loss of P$3,888 million during FY19, essentially due to the recognition of the restatement by inflation for the calculation of Income Tax.

■                Investments (including rights of use assets) reached P$70,865 million in FY19, equivalent to 29.9% of Consolidated Revenues, which were aimed to expand and upgrade the networks, in addition to the development of products, services and content in order to respond to the needs of customers that nowadays demand greater connectivity, as well as extending and strengthening the Company’s solid competitive position in terms of network infrastructure.

■                Net Financial Debt: P$124,825 million in FY19, increasing 23.6% in real terms when compared with FY18.

*Unaudited non financial data

(in million P$ adjusted by inflation, except where noted)**	IAS 29 As of December, 31 2019	IAS 29 As of December, 31 2018	Δ $	Δ %
Consolidated Revenues	237,024	258,518	(21,494)	-8.3%
Operating Income before D&A	77,084	86,715	(9,631)	-11.1%
Operating Income	15,795	32,701	(16,906)	-51.7%
Net income before income tax expense	10,282	4,150	6,132	147.8%
Net (loss) Income attributable to Controlling Company	(4,396)	8,145	(12,541)	-154.0%
Shareholders’ equity attributable to Controlling Company	305,078	347,186	(42,108)	-12.1%
Net Financial Debt	(124,825)	(100,959)	(23,866)	23.6%
Investments in PP&E, intangible assets & rights of use assets *	70,865	65,425	5,440	8.3%

Fixed lines in service (in thousand lines) ***	3,183	3,544	(361)	-10.2%
Mobile customers (in thousand)	21,410	20,695	715	3.5%
Personal (Argentina)	19,084	18,316	768	4.2%
Núcleo (Paraguay) -including Wimax customers -	2,326	2,379	(53)	-2.2%
Broadband accesses in Argentina (in thousand)	4,123	4,138	(15)	-0.4%
Pay TV Suscribers (in thousand)	3,517	3,532	(15)	-0.4%
Argentina	3,294	3,310	(16)	-0.5%
Uruguay	142	144	(2)	-1.4%
Paraguay	81	78	3	3.8%
Average Billing per user (ARBU) Fixed Telephony / voice (in P$ - Restated by inflation)	442.2	416.6	25.6	6.1%
Average Revenue per user (ARPU) Mobile Services - Personal (in P$ - Restated by inflation)	317.1	329.1	(12.0)	-3.7%
Average Revenue per user (ARPU) Broadband (in P$ - Restated by inflation)	1,058.8	1,172.2	(113.4)	-9.7%
Average Revenue per user (ARPU) Cable TV (in P$ - Restated by inflation)	1,165.4	1,314.2	(148.8)	-11.3%

* (in constant measuring unit.)
**(Figures may not sum up due to rounding)
*** (does not include IP telephony lines, which as of December 31, 2019 amounted to approximately 121 thousand)

Consolidated Revenues
(in million P$)

137,160
194,181
258,518
121,358
237,034
42,843
FY18
FY19
FY18 IAS 29
FY19 IAS 29
IAS 29 Adjustment (Inflation)

EBITDA
(in million P$)

33.8%
33.3%
33.5%
32.5%
46,374
64,536
86,715
40,341
77,084
12,548
FY18
FY19
FY18 IAS 29
FY19 IAS 29
EBITDA Margin

EBIT
(in million P$)

24,205
35,643
32,701
8,496
15,795
-19,848
FY18
FY19
FY18 IAS 29
FY19 IAS 29
IAS 29 Adjustment (Inflation)

Net Income
(in million P$)

FY18
FY19
FY18 IAS 29
FY19 IAS 29
-10,582
-22,151
8,516
-3,888

Buenos Aires, March 9, 2020 - Telecom Argentina S.A. (‘Telecom Argentina’) - (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net income before income tax expense of P$10,282 million for the fiscal year ended December 31, 2019, improving +147.8% when compared with the previous fiscal year. Meanwhile, the Company registered a Net Loss of P$3,888 million during FY19, essentially due to the recognition of the restatement by inflation for the calculation of Income Tax.

It is worth mentioning that the comparative figures for the previous fiscal year have been restated so that the resulting comparative information is presented in terms of the current measurement unit as of December 31, 2019.

The following table shows the evolution of the consumer price index (National CPI) for the last three fiscal year as of December 31, 2018 and 2019 according to the official statistics (INDEC), which were used to restate the figures in constant currency:

	As of	As of	As of	As of
	December	December	December 31,	December 31,
	31, 2016	31, 2017	2018	30, 2019
Price Index Variation
Annual	34.6%	24.7%	47.6%	53.8%
3 year cumulative	102.2%	96.6%	147.8%	183.2%
3 month cumulative from Sep-19	n/a	n/a	n/a	11.7%

During FY19, Consolidated Revenues amounted to P$237,024 million, of which Service Revenues totaled P$222,586 million. It is worth to note that in 4Q19 Service Revenues have maintained relatively stable in real terms when compared with 4Q18, considering figures in constant currency as of December 31, 2019. Total Revenues contain an adjustment of approximately P$42,843 million and P$121,358 million, for the FY19 and FY18, respectively, related to the restatement in terms of the measuring unit as of December 31, 2019.

	IAS 29	IAS 29
	FY19	FY18	Δ $	Δ %
Consolidated Revenues (MMP$)	237,024	258,518	(21,494)	(8.3%)
Net (loss) income attributable to Controlling Company (MMP$)	(4,396)	8,145	(12,541)	(154.0%)
(Losses) earnings attributable to Controlling Company per Share (P$)	(2.0)	3.8	(5.8)
(Losses) earnings attributable to Controlling Company per ADR (P$)	(10.2)	18.9	(29.1)
Operating income before D&A *	32.5%	33.5%
Operating income *	6.7%	12.6%
Net (loss) income *	-1.6%	3.3%

*As a percentage of Consolidated Revenues
Note: The average of ordinary shares outstanding considered amounted to and 2,153,688,011 as of FY19 and FY18

Consolidated Operating Revenues

Mobile Services

As of December 31, 2019, mobile clients amounted to 21.4 million. In FY19, mobile services revenues represented P$82,195 million (-P$6,686 million vs. FY18). The effect generated by the restatement in terms of the measuring unit as of December 31, 2019, included in mobile services revenues amounts to, approximately, P$14,757 million and P$41,971 million, for the FY19 and FY18, respectively. This effect was partially offset by the increase in the prices of mobile plans.  The commercial strategy was focused on achieving higher mobile portability through convergent offers and promoting the consumption of mobile internet services through Personal´s 4G network, the fastest network in the country according to the results of international benchmarks.

Mobile Services in Argentina

As of December 31, 2019, Personal reached 19.1 million subscribers in Argentina, increasing in more than 750 thousand clients when comparing with FY18. The postpaid clients represented 40% of the subscriber base, growing in more than 550 thousand clients due to a positive net portability observed along the year.

In FY19, mobile service revenues in Argentina amounted to P$71,063 million. Mobile internet revenues reached 76% of service revenues of Personal in Argentina (vs. 59% in FY18). The average monthly revenue per user (‘ARPU’ — restated in constant currency as of December 31, 2019) of Personal in Argentina amounted to P$317.1 during FY19. The effect generated by the restatement in terms of the measuring unit as of December 31, 2019, included in the ARPU amounts to, approximately, P$60.7 and P$154.9, for the FY19 and FY18, respectively.

Commercial Initiatives

During the quarter, a new offer was presented through Personal and Flow brands: “Flow Pass”. This value proposal allows Personal´s clients to access their favorite Flow contents from their mobiles, from any location and on-demand, without consuming their data quota. Personal´s clients with a fixed plan and invoice of 5 and 8 GB can access Flow Pass with 10 Gb of data traffic without charge in the first month, and they also may acquire passes for 1, 3 or 30 days (which are also available to be purchased by every client of Personal).

In addition, and through Flow and Personal, the Company sponsored the fifth edition of “Argentina Game Show”, the most important videogame and eSports convention from the country. In the “Personal 5G Zone” space, the visitors had the opportunity to test the 5G speed trial in the first world event of augmented interactive 3D reality in real time. On the other hand, Flow continues to develop its strategy of becoming an integral entertainment platform through the incorporation of content linked to gaming and music, as well as live entertainment. In this sense, Flow and the Super TC2000 launched an eSports contest, called “Super TC2000 E-Racing Flow Championship”. In this way, the most technologic category from Latin-America took an important step in its incursion into simracing.

Personal in Paraguay (‘Núcleo’)

As of December 31, 2019, Núcleo’s subscriber base reached more than 2.3 million clients. Prepaid and postpaid customers represented 83% and 17%, respectively.

Núcleo generated service revenues equivalent to P$11,132 million during FY19 (+8.2% vs. FY18). Internet revenues represented 50% of FY19 service revenues (vs. 45% in FY18).

Cable TV Services

Cable TV service revenues reached P$49,406 million in FY19 (-P$6,079 million vs. FY18). The effect generated by the restatement in terms of the measuring unit as of December 31, 2019, included in Cable TV service revenues amounts to, approximately, P$8,988 million and P$26,095 million, for the FY19 and FY18, respectively. Cable TV subscribers totaled more than 3.5 million, increasing the number of subscribers when compared with the previous quarter, mainly due to a good reception from the clients of Flow’s offer over FTTH and xDSL networks. Moreover, the monthly Cable TV ARPU (restated in constant currency as of December 31, 2019) reached P$1,165.4 during FY19. The effect generated by the restatement in terms of the measuring unit as of December 31, 2019, included in the ARPU amounts to, approximately, P$205.3 and P$623.6, for the FY19 and FY18, respectively. Additionally, the average monthly churn during FY19 was 1.3%.

With the aim to offer the best entertainment experience at the moment of enjoying contents in an agile and simple way, an integrated content search solution of Netflix was included in Flow’s decoder browser.

Likewise, Flow continues to promote national fiction through new coproductions which were premiered during the last part of 2019, like Atrapa a un Ladrón, which was presented together with Viacom International Studios (VIS), Tu Parte del Trato, which was carried out alongside with TNT, ElTrece and produced by Polka, in addition to Titán and Inconvivencia. All the aforementioned productions are available to watch on demand and in exclusive on Flow.

Fixed Telephony and Data Services

During FY19, revenues generated by fixed telephony and data reached P$37,562 million in FY19, +5.5% vs. FY18. The increase in fixed telephony services was mainly explained by higher revenues from data services in a context that evidences the growing position of the Company as an integrated ICT provider (Datacenter, VPN, among other services) in the segment of Corporate and Government customers. Regarding the increase in fixed telephony service revenues, monthly fee price increases came into effect for both corporate and residential fixed line customers, and in the bundled offer of packs that include voice and internet services, that aim to achieve higher levels of customer loyalty. The effect generated by the restatement in terms of the measuring unit as of December 31, 2019, included in Fixed telephony and data service revenues amounts to, approximately, P$6,663 million and P$16,513 million, for the FY19 and FY18, respectively.

As a result, the average monthly revenue billed per user (‘ARBU’ - restated in constant currency as of December 31, 2019) of fixed telephony increased 6.1% in FY19 compared with FY18, reaching P$442.2.

Meanwhile, Data revenues increase (services mainly offered to Corporate customers, SMEs, Government and to other operators) was mainly driven by FX rate variations that affected those contracts that were adjusted by the $/US$ exchange rate.

In one of its commercial initiatives during 4Q19, Telecom established a strategic alliance with the football club Estudiantes de La Plata to provide state-of-the-art connectivity and communications solutions in its Estadio Uno, the first 100% digital stadium in Argentina. This technology allows supporters to live a unique experience by sharing on their devices the events of each game or event that takes place there, through WiFi and 4G connectivity. It is also available in the stadium’s integrated facilities (shops, restaurants, and its museum).

Additionally, and accompanying its clients in their digital transformation process, FiberCorp-Telecom announced the incorporation of Microsoft Azure to its Cloud solutions portfolio. In this way, the Company strengthens its offer of products and services based on cloud technology.

Internet Services

Internet services revenues totaled P$52,649 million during FY19, -P$5,412 million vs. FY18. The effect generated by the restatement in terms of the measuring unit as of December 31, 2019, included in Internet services revenues amounts to, approximately, P$9,586 million and P$27,191 million, for the FY19 and FY18, respectively. As of December 31, 2019, total broadband accesses reached more than 4.1 million, remaining steady year over year. Additionally, broadband ARPU (restated in constant currency as of December 31, 2019) amounted to P$1,058.8 per month in FY19. The effect generated by the restatement in terms of the measuring unit as of December 31, 2019, included in the ARPU amounts to, approximately, P$188.6 and P$547.9, for the FY19 and FY18, respectively. Moreover, the average monthly churn rate for the period was 1.5%. It is worth to note that as of FY19 62% of the total customer base had a broadband service of 20Mb or higher, increasing from the participation registered in FY18 (38%), highlighting the fact that Fibertel provides the fastest broadband service with the better coverage in the country.

Revenues from equipment sales

In turn, equipment revenues amounted to P$14,438 million (-P$5,306 million vs. FY18). This variation was mainly due to a decrease in the quantities sold in a general context of lower consumption of durable goods and difficulties in the access to consumer financing, partially offset by the increase in prices of handset sales.

Consolidated Operating Costs

Consolidated Operating Costs (including D&A and impairment of fixed assets) totaled P$221,229 million in FY19, a decrease of P$4,588 million, or 2.0% vs. FY18. These lower operating costs vs. FY18 are mainly associated with a reduction in operating costs excluding D&A and impairment of fixed assets, which decreased 6.9%, mainly due to lower cost of taxes and fees with the regulatory authority (in line with a decrease in activity), commissions and advertising, cost of handsets sold, interconnection and transmission costs, programming costs and labor costs, partially offset by higher depreciation, amortization and impairment of fixed assets and bad debt expenses. On the other hand, it is worth to highlight that, although the increase in revenues did not evolve in accordance with the increase in costs, essentially due to different adjustment dynamics over time, revenues have accelerated growth during the second half of the year, allowing to mitigate the increases in costs generated by a deterioration of the macroeconomic environment during the same period.

The cost breakdown is as follows:

- Employee benefit expenses and severance payments totaled P$46,531 million (+1.7% vs. FY18). The increase was mainly due to higher recurring salary costs (which includes the effect of salary adjustments agreed by the Company with the different unions for the employees under labor agreement and also for the employees outside the labor agreement, together with the related social charges), and in addition due to higher non-recurring salary costs.  Total employees totaled 23,728 in FY19. The effect generated by the restatement in terms of the measuring unit as of December 31, 2019, included in labor costs and severance payments amounts to, approximately, P$8,210 million and P$21,370 million, for the FY19 and FY18, respectively.

- Interconnection and transmission costs (including TLRD, Roaming, international settlement charges and lease of circuits) totaled P$7,520 million, down by 11.5% vs. FY18, decreasing mainly due to lower volumes of traffic, both nationally and internationally, and lower purchases of compact interconnection links offset by the FX increase related with services fixed in US$. In addition, operative efficiencies were obtained during FY19 in the management of international capacity as part of the Company’s transformation program, which allowed to generate savings (synergies). The effect generated by the restatement in terms of the measuring unit as of December 31, 2019, included in interconnection and transmission costs amounts to, approximately, P$1,365 million and P$3,950 million, for the FY19 and FY18, respectively.

- Fees for services, maintenance, materials and supplies amounted to P$26,607 million (+4.5% vs. FY18). Fees for services decreased P$840 million in FY19 as a result of synergies and process simplification within the Company’s transformation program, partially offset with increases in the prices of services contracted to third parties (mainly to call center, surveillance and cleaning suppliers). On the other hand, maintenance and material costs increased P$1,979 million compared to FY18, mainly due to (i) increases in the prices of services contracted to suppliers related to the maintenance of our networks and systems and connection and disconnection of clients, among others, and (ii) higher consumption of materials associated with the activity. The effect generated by the restatement in terms of the measuring unit as of December 31, 2019, included in fees for services, maintenance, materials and supplies amounts to, approximately, P$5,208 million and P$12,111 million, for the FY19 and FY18, respectively.

- Taxes and fees with regulatory authorities reached P$18,385 million (-12.2% vs. FY18). This decrease corresponds mainly to lower sales in FY19 vs FY18, partially offset by the impact of the application of ENACOM’s resolution 840/18 which introduced changes in the determination of the radioelectric spectrum fee. The effect generated by the restatement in terms of the measuring unit as of December 31, 2019, included in taxes and fees with regulatory authorities amounts to, approximately, P$3,354 million and P$9,809 million, for the FY19 and FY18, respectively.

- Commissions and advertising (Commissions paid to agents, collection fees and other commissions) totaled P$14,612 million (-15.3% vs. FY18). This decline is due to lower charges for agent commissions as a consequence of the sales channel reorganization, a lower quantity of handsets sold and due to a slight decrease in advertising related to the synergies achieved after the merger of 2018 that allowed to reduce costs even with a greater presence in the various media, partially offset by higher collection fees. The effect generated by the restatement in terms of the measuring unit as of December 31, 2019, included in commissions and advertising amounts to, approximately, P$2,587 million and P$8,022 million, for the FY19 and FY18, respectively.

- Cost of handsets sold amounted to P$10,749 million (-27.7% vs. FY18). Of this amount, the majority corresponds to cost of handsets in Argentina, which decreased compared with FY18, mainly due to lower quantities sold which were down approximately by 34%, mainly affected by the decrease in consumption of durable goods registered at an aggregated level in the economy. These lower quantities sold were partially offset by an increase in purchase price of the handsets compared with FY18. Moreover, it’s worth to remark that results of handset sales have a positive margin contribution. The effect generated by the restatement in terms of the measuring unit as of December 31, 2019, included in cost of handsets sold amounts to, approximately, P$3,012 million and P$7,613 million, for the FY19 and FY18, respectively.

- Programming and content costs totaled P$18,031 million (-3.6% vs. FY18). This decrease is explained mainly by operative efficiencies obtained in FY19 vs. FY18, which were partially offset by price increases in almost all broadcasting signals, including football signals corresponding to the broadcast of live matches of the first division of the Argentine Soccer Association. The effect generated by the restatement in terms of the measuring unit as of December 31, 2019, included in programming and content costs amounts to, approximately, P$3,272 million and P$8,755 million, for the FY19 and FY18, respectively.

- Other Costs totaled P$17,505 million (-13.8% vs. FY18), of which bad debt expenses reached P$6,331 million (+16.7% vs. FY18), increasing mainly due to the higher delinquency levels in comparison with those registered in of 2018. Despite the fact that the bad debt ratio reaches 2.7% as of FY19, during the last quarter has shown signs of improvement reaching lower levels, as a result of several actions taken during 2019, such as new implementations in the delinquency management for the fixed and mobile business, re-categorization of credit profiles, new internal scoring schemes and blocking of those handsets that were financed and whose debt was past due. Bad debt expenses increase was more than offset by the decrease in other operating costs (which includes charges for trials and other contingencies, energy and other public services, insurances, rents, internet capacity, among others), which totaled P$11,174 million (-24.9% vs. FY18), decreasing because of lower operative leasing operations due to the application of IFRS 16, partially offset by greater costs related with energy. The effect generated by restatement in terms of the measuring unit as of December 31, 2019, included in other costs amounts to, approximately, P$3,287 million and P$9,387 million, for the FY19 and FY18, respectively.

- Depreciation, amortization and impairment of fixed assets amounted P$61,289 million (+13.5% vs. FY18). The increase was due to the impact of the amortization of assets incorporated after December 31, 2018, as a consequence of the Company’s Capex Plan and the effect of the application since January 1, 2019, of IFRS 16, being the charge during FY19 P$3,344 million, partially offset by assets that have stopped amortizing in 2019. Additionally, a spectrum impairment was registered for P$2,143 million during FY19, related with its incorporation into the Company as a result of the merger by absorption of Telecom and Cablevisión, and of other fixed assets for P$421 million. An impairment of the Arnet brand was registered during FY18 for P$2,498 million, as a result of the decision of the Company to discontinue its use and to incorporate all broadband customers under the Fibertel brand, and of other fixed assets for P$718 million. On the other hand, the effect generated by the restatement in terms of the measuring unit as of December 31, 2019, included in depreciation, amortization and impairment of fixed assets amounts to, approximately, P$32,396 million and P$31,845 million, for the FY19 and FY18, respectively.

Finally, as can be highlighted from the evolution of costs in real terms, it is noticeable that certain components evolved positively despite a challenging economic context, indicating in most of the cases improvements or synergies.

Net Financial Results

Net Financial Results (including Financial Expenses on Debt and Other Financial Results, net) totaled a loss of P$5,326 million in FY19, compared with a loss of P$28,914 million in FY18. This variation was mostly due to lower FX losses (including results of NDF) measured in real terms during FY19 for P$1,387 million (due to a depreciation of the Argentine peso against the US dollar of 59% vs. an inflation of 54% during the same period), versus FX losses measured in real terms in FY18 for P$43,410 million (due to a depreciation of the Argentine peso against the US dollar of 102% vs. an inflation of 48% during the same period). These results were partially offset by a lower RECPAM (inflation adjustment gain/loss), which totaled P$7,599 million (down P$13,020 million compared with FY18); and also, by higher net interest losses which totaled P$7,903 million (a decrease of P$4,128 million vs FY18). In addition, losses due to operations with securities and bonds were registered, generating losses of investments for P$2,606 million during FY19.

Consolidated Net Financial Debt

As of December 31, 2019, net financial debt position (cash, cash equivalents plus financial investments and financial NDF minus loans) totaled P$124,825 million, increasing P$23,866 million or 23.6% when compared to the consolidated net financial debt position as of December 31, 2018, which totaled P$100,959 million (restated in terms of the measuring unit as of December 31, 2019).

in million of P$	FY18	FY19	$ Var
FX results	-$ 43,410	$ 1,387	$ 44,797
Net Interests	-$ 3,775	-$ 7,903	-$ 4,128
Results of investments	$ 1,200	-$ 2,606	-$ 3,806
RECPAM	$ 20,619	$ 7,599	-$ 13,020
Others	-$ 3,548	-$ 3,803	-$ 255
Total	-$ 28,914	-$ 5,326	$ 23,588

Investments in PP&E, intangible assets and rights of use assets

During FY19, the Company invested P$70,865 million, increasing approximately 8.3% as of FY18. The investments were focused on projects that maximize the network capacity and on the development of products and services that contribute to address the customer’s needs that today demand for connectivity and data and content availability. Moreover, transmision and transport networks has been extended to unify the differents access technologies, reconverting the copper fixed networks into fiber or coaxial-fiber  hybrid networks, in order to face the the increasing services demand from mobile and fixed clients.  Likewise, significant investments have been made in the charging, billing and relationship systems with customers. The Company aims to improve the capacity and coverage of its networks, which is key factor for the transformation towards convergent services with international quality standards, but also to leverage the content business, with Flow as an integral content platform and entertainment center, whose competitive advantages and differential features place it above other platforms. In relative terms, investments reached 29.9% of consolidated revenues in FY19 (vs. 25.3% in FY18).

Inscribed within the Company’s process of constant evolution towards innovation and exploration of the main technological trends worldwide, and with a focus on enabling new businesses that are emerging in the industry, during November Telecom carried out the eighth edition of the New Technologies Day, an internal event where the Company shared with its employees the evolution of home technology and different IOT solutions. With a collaborative learning format, the 2019 edition included dynamic talks on strategy and technological implementation, as well as a demo space. More than 600 people that participated directly in the event and another 2,000 that participated remotely via streaming, were able to appreciate various concrete applications of the technological evolution of the industry, the convergence and the new features that are being explored within Telecom, which is on its way to virtualization and complete digitalization.

Relevant Matters

Telecom Argentina’s 25th Anniversary of Listing on the New York Stock Exchange (NYSE)

On November 22, 2019, Telecom Argentina executives led by Carlos Moltini and Roberto Nóbile, participated of the “Closing Bell” ceremony in the largest financial and stock exchange center in the world.

The Company is listed on the NYSE since its initial public offer on December 9, 1994. Today is one of the 20 Argentine companies listed in the NYSE and among the top 5 to achieve 25 uninterrupted years of participation in that market.

Partial prepayment of the syndicated loan agreement entered into in October 2018 for up to US$500 million.

On December 9, 2019, the Company proceeded to partially prepay under the loan agreement entered into on October 8, 2018 a principal amount of US$50,000,000 plus the corresponding accrued and unpaid interests, additional amounts and related expenses.

Sustainability: new corporate volunteering program and closing of the digit@lers program

Telecom presented its proposal for corporate volunteering under the name “Conectamundos” and with the slogan “más cerca llegamos más lejos” (being closer we go further). With the objective of opening spaces of joint creation for its employees, the Company contributes through this program to social transformation and local development in the locations where it operates.

This initiative is characterized by generating solidarity meeting spaces where technology is the engine for social transformation, in line with the spirit of the Company’s sustainability programs. Throughout its development, it will have different intervention modalities, stories such as professional volunteering, teamwork, campaigns, volunteer days, collections and donations.

As the first action of this new program, the #Manotón proposal included three days of activities in the cities of Salta, Córdoba and Buenos Aires. Throughout this edition, more than 250 collaborators handled 50 3D-printed mechanical hand and arm prostheses, along with Gino Tubaro and his Atomic Lab team.

Likewise, during the month of November, Telecom closed its training cycles within its digital@lers program, in the cities of Salta, Jujuy and Córdoba.

Among other programs of social investment, through the digit@lers program Telecom seeks to connect young people with their digital vocation. This proposal begun in 2017 and invites to participate and learn about technology, through free programming courses. In addition, as a complement to training in technical knowledge, this program offers training in other skills that are essential to advance the job search within the IT employment market. Thus, Telecom promotes the digital training of young people and connects them with careers for the future.

Through Digit@lers, in 2019 Telecom also trained young people in Tigre, San Fernando, Malvinas Argentinas, Santa Fe, Tucumán and Mar del Plata, in addition to Lanús and Ezeiza, where additionally the “digit@lers girls” program trains girls and teenagers in initial notions of programming in order to promote higher participation of women into the world of technology.

Other Relevant Matters

Local issuance of Class 3 and Class 4 Notes for P$3.197 million and P$1,200 million, respectively.

Under its Global Program of Issuance of Notes for up to US$3,000 million, on January 29, 2020 Telecom Argentina concluded the placement of two Classes of Notes with the following characteristics:

Class 3

Issue date: January 31, 2020.

Amount Issued: P$3,196.5 million.

Expiration Date: January 31, 2021.

Amortization: the principal will be cancelled on 1 (one) payment for an amount equal to 100% of the total principal, payable on the Expiration Date.

Interest Rate: accrues quarterly interest from the Issue Date until maturity at a variable rate plus margin of 4.75%.

Class 4

Issue date: January 31, 2020.

Amount Issued: P$1,200.2 million.

Expiration Date: July 31, 2021.

Amortization: the principal will be cancelled by 1 (one) payment for an amount equal to 100% of the total principal, payable on the Expiration Date.

Interest Rate: accrues quarterly interest from the Issue Date until maturity at a variable rate plus margin of 5.25%.

Telecom Argentina obtained the A1 + (arg) and AAA (arg) (local ratings) ratings granted by FIX SCR S.A. (Fitch Ratings) for Class 3 and Class 4 Notes, respectively, thanks to the Company’s credit quality and financial strength.

Finally, the total amount of offers received in this issuance exceeded P$5,115 million, showing a clear interest and exceeding the maximum expandable amount of P$5,000 million, indicating a special recognition of the credit quality of Telecom Argentina.

New disbursements in connection with the financing agreement entered into with IDB Invest on May 29, 2019.

On February 12, 2020, and in connection with the financing proposal submitted on May 29, 2019 to the Inter-American Investment Corporation, acting on its own behalf and as agent of the Inter-American Development Bank (“IDB Invest”), as accepted by IDB Invest on such date, for a total amount of up to US$300,000,000 (U.S. dollars three hundred million) in one or more tranches (as amended and/or modified, the “Financing”), the Company has received from IDB Invest two new disbursements under the Financing for (i) an amount of US$50,000,000 (U.S. dollars fifty million), whose last amortization date is on November 15, 2023; and (ii) an amount of US$75.000.000 (U.S. dollars seventy five million), whose last amortization date is on November 15, 2022.

The Financing’s proceeds will be used by the Company to finance its capital investments, including the deployment of the 4G network and the expansion of the Company’s broadband services.

New disbursement in connection with the export credit facility with Finnvera

On March 5, 2020 Telecom received a new disbursement for a total of US$ 10,5 million in connection with the export credit facility with Finnvera. This credit line accrues interest at a LIBO rate plus 1.04 percentage points payable in 13 semi-annual consecutive installments starting from November 2020 with a final maturity in November 2026.

*******

Telecom Argentina is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission, and pay TV and Internet services, among other services. Additionally, Telecom Argentina offers mobile, broadband and satellite TV services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Ownership Structure	As of December 31, 2019, Telecom Argentina has 2,153,688,011 shares issued and outstanding.

For more information, please contact Investor Relations:

Solange Barthe Dennin (5411) 4968 3752	Luis F. Rial Ubago (5411) 4968 3718	Nahuel Monsalvo (5411) 4698 4448

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@teco.com.ar

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.cablevisionfibertel.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to (i) the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; (ii) the synergies expected from the merger between the Company and Cablevisión S.A. (or the Merger); (iii) the implementation of the Company’s business strategy; (iv) the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay and Uruguay; (v) the Company’s outlook for new and enhanced technologies; (vi) the effects of operating in a competitive environment; (vii) the industry conditions; (viii) the outcome of certain legal proceedings; and (ix) regulatory and legal developments. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” or other similar expressions. Forward-looking statements reflect the current views of the management of the Company with respect to future events. They are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among others: (i) the Company’s ability to successfully implement our business strategy and to achieve synergies resulting from the Merger; (ii) the Company’s ability to introduce new products and services that enable business growth; (iii) uncertainties relating to political and economic conditions in Argentina, Paraguay and Uruguay; (iv) inflation, the devaluation of the peso, the Guaraní and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay; (v) restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaraníes into foreign currencies and transfer funds abroad; (vi) the manner in which the Argentine government regulates Law No. 27,078, the Argentina Digital Law or, as amended by Decree No. 267/15; (vii) the creditworthiness of our actual or potential customers; (viii) the nationalization, expropriation and/or increased government intervention in companies; (ix) technological changes; (x) the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which the Company operates; (xi) the effects of increased competition; (xii) reliance on content produced by third parties; (xiii) increasing cost of the Company’s supplies; (xiv) inability to finance on reasonable terms capital expenditures required to remain competitive; (xv) fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; and (xvi) the Company’s ability to compete and develop our business in the future. Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this document. These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s Annual Report on Form 20-F and the periodic filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission, as well as the presentations periodically filed before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos), for further information concerning risks and uncertainties faced by the Company.

(Financial tables follow)

* * * * * * *

TELECOM ARGENTINA S.A.

Consolidated information

Annual period - Fiscal Year 2019

(In million of Argentine pesos)

1-         Consolidated Balance Sheet

(Restated by inflation, comparative figures in constant currency as of December 31, 2019)

	12/31/19	12/31/18	Δ $	Δ %
Cash and cash equivalents	25,582	10,601	14,981	141.3%
Financial Investments	592	3,263	(2,671)	-81.9%
Trade receivables	16,965	26,790	(9,825)	-36.7%
Other Receivables	4,427	6,652	(2,225)	-33.4%
Inventories	3,212	4,210	(998)	-23.7%
Total current assets	50,778	51,516	(738)	-1.4%
Financial Investments	997	7,189	(6,192)	-86.1%
Trade receivables	83	94	(11)	-11.7%
Goodwill	185,141	185,295	(154)	-0.1%
Property, plant and equipment (‘PP&E’)	245,997	231,236	14,761	6.4%
Intangible assets	82,608	91,474	(8,866)	-9.7%
Right-of-use assets	9,444	873	8,571	-
Other Receivables	3,102	4,196	(1,094)	-26.1%
Total non-current assets	527,372	520,357	7,015	1.3%
TOTAL ASSETS	578,150	571,873	6,277	1.1%
Trade payables	31,963	35,158	(3,195)	-9.1%
Financial debt	35,280	30,835	4,445	14.4%
Salaries and social security payables	9,941	9,150	791	8.6%
Taxes payables	3,313	3,567	(254)	-7.1%
Lease liabilities	2,639	-	2,639	-
Other liabilities	1,654	2,365	(711)	-30.1%
Provisions	1,191	1,144	47	4.1%
Total current liabilities	85,981	82,219	3,762	4.6%
Trade payables	2,355	876	1,479	168.8%
Financial debt	116,716	91,177	25,539	28.0%
Salaries and social security payables	861	534	327	61.2%
Deferred income tax liabilities	52,552	37,755	14,797	39.2%
Taxes payables	14	40	(26)	-65.0%
Lease liabilities	3,672	-	3,672	-
Other liabilities	1,524	1,787	(263)	-14.7%
Provisions	4,629	5,335	(706)	-13.2%
Total non-current liabilities	182,323	137,504	44,819	32.6%
TOTAL LIABILITIES	268,304	219,723	48,581	22.1%

Equity attributable to Controlling Company	305,078	347,186	(42,108)	-12.1%
Non-controlling interest	4,768	4,964	(196)	-3.9%
TOTAL EQUITY	309,846	352,150	(42,304)	-12.0%
TOTAL LIABILITIES AND EQUITY	578,150	571,873	6,277	1.1%

2-        Consolidated Loans

(Monetary items)

	12/31/19	12/31/18	Δ $	Δ %
Bank overdrafts - principal	9,710	3,501	6,209	177.3%
Bank and other financial entities loans - principal	13,807	19,913	(6,106)	-30.7%
NDF	361	154	207	134.4%
Loans for purchase of equipment	1,500	1,612	(112)	-6.9%
Accrued interest and related expenses	9,902	5,655	4,247	75.1%
Total Current Loans	35,280	30,835	4,445	14.4%
Notes - principal	40,525	24,731	15,794	63.9%
Bank and other financial entities loans - principal	56,687	52,705	3,982	7.6%
NDF (net of financial debt issuance expenses)	14	-	14	-
Loans for purchase of equipment	2,690	1,586	1,104	69.6%
Accrued interest and related expenses	16,800	12,155	4,645	38.2%
Total Non Current Loans	116,716	91,177	25,539	28.0%
Total Loans	151,996	122,012	29,984	24.6%

Cash and cash equivalents, and Financial Investments	27,171	21,053	6,118	29.1%
Net Financial Debt	(124,825)	(100,959)	(23,866)	23.6%

TELECOM ARGENTINA S.A.

Consolidated information

Annual period - Fiscal Year 2019

(In million of Argentine pesos)

3- Segment Information

(Segment information for FY´s ended as of December 31 of 2019 and 2018 as analyzed by the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values))

As of December 31, 2019	Services rendered in Argentina	Services rendered in Argentina - Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments - restatement for inflation	Other abroad segments restated for inflation	Eliminations	Total
Revenues	182,233	40,027	222,260	12,931	3,057	15,988	(1,224)	237,024
Operating costs (without depreciation, amortization, and impairment of fixed assets)	(121,682)	(28,393)	(150,075)	(8,946)	(2,143)	(11,089)	1,224	(159,940)
Operating Income before D&A	60,551	11,634	72,185	3,985	914	4,899	-	77,084
Depreciation, amortization and impairment of fixed assets	(26,024)	(31,544)	(57,568)	(2,869)	(852)	(3,721)	-	(61.289)
Operating income	34,527	(19,910)	14,617	1,116	62	1,178	-	15,795

Earnings from associates								(187)
Debt financial expenses								(16,657)
Other financial results, net								11,331
Net income before income tax expenses								10,282
Income tax expense								(14,170)
Net loss								(3,888)

Attributable to:
Controlling Company								(4,396)
Non-controlling interest								508

As of December 31, 2018	Services rendered in Argentina	Services rendered in Argentina - Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments - restatement for inflation	Other abroad segments restated for inflation	Eliminations	Total
Revenues	129,836	114,767	244,603	7,894	7,104	14,998	(1,083)	258,518
Operating costs (without depreciation, amortization, and impairment of fixed assets)	(85,942)	(76,657)	(162,599)	(5,414)	(4,873)	(10,287)	1,083	(171,803)
Operating Income before D&A	43,894	38,110	82,004	2,480	2,231	4,711	-	86,715
Depreciation, amortization and impairment of fixed assets	(20,416)	(30,187)	(50,603)	(1,753)	(1,658)	(3,411)	-	(54,014)
Operating income	23,478	7,923	31,401	727	573	1,300	-	32,701

Earnings from associates								363
Debt financial expenses								(52,262)
Other financial results, net								23,348
Net income before income tax expenses								4,150
Income tax expense								4,366
Net income								8,516

Attributable to:
Controlling Company								8,145
Non-controlling interest								371

TELECOM ARGENTINA S.A.

Consolidated information

Annual period - Fiscal Year 2019

(In million of Argentine pesos)

4-     Consolidated Income Statements -  restated by inflation (constant figures)

(Allows the understanding of the variations of the Income Statement in real terms)

	12/31/19	12/31/18	Δ $	Δ %

Revenues	237,024	258,518	(21,494)	-8.3%
Consolidated Operating Costs	(221,229)	(225,817)	4,588	-2.0%
Operating income	15,795	32,701	(16,906)	-51.7%
Net Financial results and earnings from associates	(5,513)	(28,551)	23,038	-80.7%
Net income before income tax expense	10,282	4,150	6,132	147.8%
Income tax expense	(14,170)	4,366	(18,536)	-
Net (loss) income	(3,888)	8,516	(12,404)	-145.7%

Attributable to:
Controlling Company	(4,396)	8,145	(12,541)	-154.0%
Non-controlling interest	508	371	137	36.9%

Operating income before D&A	77,084	86,715	(9,631)	-11.1%
As % of Revenues	32.5%	33.5%

	12/31/19	12/31/18	Δ $	Δ %
Net Financial results
Debt financial expenses
Interests on financial debt	(10,745)	(6,695)	(4,050)	60.5%
Foreign currency exhange losses on financial debt	(5,912)	(45,567)	39,655	-87.0%
Total Debt financial expenses	(16,657)	(52,262)	35,605	-68.1%
Other financial results, net
Interest and gains of investments	2,842	2,920	(78)	-2.7%
Taxes and bank expenses	(2,174)	(2,532)	358	-14.1%
Other foreign currency exhange gains (losses)	7,299	2,157	5,142	-
Financial discounts on assets, debts and other	404	11	393	-
Gains (losses) for operations with notes and bonds	(37)	1,200	(1,237)	-103.1%
Allowance for credit risk	(2,569)	-	(2,569)	-
Interest on provisions	(1,775)	(929)	(846)	91.1%
Financial expenses on pension benefits	(134)	(111)	(23)	20.7%
RECPAM*	7,599	20,619	(13,020)	-63.1%
Others	(124)	13	(137)	-
Total other financial results, net	11,331	23,348	(12,017)	-51.5%
Total Net Financial results	(5,326)	(28,914)	23,588	-81.6%

* Inflation restatement gain / (loss)

5-     Consolidated Income Statements -  restated by inflation (constant figures)

(Allows the understanding of the variations of the Income Statement in real terms)

Three Months Comparison

	12/31/19	12/31/18	Δ $	Δ %

Revenues	58,609	59,771	(1,162)	-1.9%
Consolidated Operating Costs	(58,901)	(58,727)	(174)	0.3%
Operating (loss) income	(292)	1,044	(1,336)	-128.0%
Net Financial results and earnings from associates	10,758	28,774	(18,016)	-62.6%
Net income before income tax expense	10,466	29,818	(19,352)	-64.9%
Income tax expense	(169)	(8,249)	8,080	-98.0%
Net income	10,297	21,569	(11,272)	-52.3%

Attributable to:
Controlling Company	10,062	21,281	(11,219)	-52.7%
Non-controlling interest	235	288	(53)	-18.4%

Operating income before D&A	17,628	17,289	339	2.0%
As % of Revenues	30.1%	28.9%

TELECOM ARGENTINA S.A.

Consolidated information

Annual period - Fiscal Year 2019

(In million of Argentine pesos)

6-     Breakdown of the Income Statements - restated by inflation (constant figures)

(Revenues as of 2018 restated to 2019 values include a variation coming from the restatement of approximately 88.5% vs. a restatement variation of 22.1% for revenues as of 2019)

	12/31/19	12/31/18	Δ $	Δ %
REVENUES FROM SERVICES	222,586	238,774	(16,188)	-6.8%
Mobile Services	82,195	88,881	(6,686)	-7.5%
Internet Services	52,649	58,061	(5,412)	-9.3%
Cable TV Services	49,406	55,485	(6,079)	-11.0%
Fixed Telephony and Data Services	37,562	35,612	1,950	5.5%
Other service revenues	774	735	39	5.3%

REVENUES FROM EQUIPMENT SALES	14,438	19,744	(5,306)	-26.9%

REVENUES	237,024	258,518	(21,494)	-8.3%

7-     Breakdown of the Income Statements - restated by inflation (constant figures)

Three Months Comparison

	12/31/19	12/31/18	Δ $	Δ %
REVENUES FROM SERVICES	55,408	55,214	194	0.4%
Mobile Services	20,940	19,775	1,165	5.9%
Internet Services	12,587	13,370	(783)	-5.9%
Cable TV Services	12,103	12,715	(612)	-4.8%
Fixed Telephony and Data Services	9,609	9,585	24	0.3%
Other service revenues	169	(231)	400	-173.2%

REVENUES FROM EQUIPMENT SALES	3,201	4,557	(1,356)	-29.8%

REVENUES	58,609	59,771	(1,162)	-1.9%

TELECOM ARGENTINA S.A.

Consolidated information

Annual period - Fiscal Year 2019

(In million of Argentine pesos)

8-     Consolidated Income Statements - restated by inflation (constant figures)

(Allows the understanding of the variations of the Income Statement in real terms)

	12/31/19	12/31/18	Δ $	Δ %
Revenues	237,024	258,518	(21,494)	-8.3%
Employee benefit expenses and severance payments	(46,531)	(45,773)	(758)	1.7%
Interconnection and transmission costs	(7,520)	(8,500)	980	-11.5%
Fees for services, maintenance, materials and supplies	(26,607)	(25,468)	(1,139)	4.5%
Taxes and fees with the regulatory authority	(18,385)	(20,936)	2,551	-12.2%
Commissions and advertising	(14,612)	(17,245)	2,633	-15.3%
Cost of equipments and handsets	(10,749)	(14,871)	4,122	-27.7%
Programming and content costs	(18,031)	(18,700)	669	-3.6%
Bad debt expenses	(6,331)	(5,426)	(905)	16.7%
Other operating income and expenses	(11,174)	(14,884)	3,710	-24.9%
Subtotal Operating costs before D&A	(159,940)	(171,803)	11,863	-6.9%
Operating income before D&A	77,084	86,715	(9,631)	-11.1%
Depreciation, amortization (‘D&A’) and impairment of fixed assets	(61,289)	(54,014)	(7,275)	13.5%
Operating income	15,795	32,701	(16,906)	-51.7%
Equity in earnings from associates	(187)	363	(550)	-151.5%
Financial expenses on debt	(16,657)	(52,262)	35,605	-68.1%
Other financial results, net	11,331	23,348	(12,017)	-51.5%
Net income before income tax expense	10,282	4,150	6,132	147.8%
Income tax expense	(14,170)	4,366	(18,536)	-
Net (loss) income	(3,888)	8,516	(12,404)	-145.7%
Attributable to:
Controlling Company	(4,396)	8,145	(12,541)	-154.0%
Non-controlling interest	508	371	137	36.9%

9-              Consolidated Income Statements - restated by inflation (constant figures)

Three Months Comparison

	12/31/19	12/31/18	Δ $	Δ %
Revenues	58,609	59,771	(1,162)	-1.9%
Employee benefit expenses and severance payments	(12,559)	(11,023)	(1,536)	13.9%
Interconnection and transmission costs	(1,820)	(2,131)	311	-14.6%
Fees for services, maintenance, materials and supplies	(7,366)	(6,201)	(1,165)	18.8%
Taxes and fees with the regulatory authority	(4,410)	(4,939)	529	-10.7%
Commissions and advertising	(3,956)	(4,607)	651	-14.1%
Cost of equipments and handsets	(2,376)	(3,518)	1,142	-32.5%
Programming and content costs	(4,577)	(4,445)	(132)	3.0%
Bad debt expenses	(1,473)	(1,457)	(16)	1.1%
Other operating income and expenses	(2,444)	(4,161)	1,717	-41.3%
Subtotal Operating costs before D&A	(40,981)	(42,482)	1,501	-3.5%
Operating income before D&A	17,628	17,289	339	2.0%
Depreciation, amortization (‘D&A’) and impairment of fixed assets	(17,920)	(16,245)	(1,675)	10.3%
Operating (loss) income	(292)	1,044	(1,336)	-128.0%
Equity in earnings from associates	40	130	(90)	-69.2%
Financial expenses on debt	9,919	16,583	(6,664)	-40.2%
Other financial results, net	799	12,061	(11,262)	-93.4%
Net income before income tax expense	10,466	29,818	(19,352)	-64.9%
Income tax expense	(169)	(8,249)	8,080	-98.0%
Net income	10,297	21,569	(11,272)	-52.3%
Attributable to:
Controlling Company	10,062	21,281	(11,219)	-52.7%
Non-controlling interest	235	288	(53)	-18.4%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 10, 2020	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations